FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of October, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X       Form 40-F
                                 -----              -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                           Yes              No  X
                              -----           -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

The announcement for power generation increase for the first three Quarters of 2005 of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on October 12, 2005.


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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                               HUANENG POWER INTERNATIONAL, INC.



                               By /s/ Huang Long
                                  --------------




                               Name:    Huang Long

                               Title:   Director



Date:    October 12, 2005


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                               [GRAPHIC OMITTED]

   (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)
                               (Stock Code: 902)

                       OVERSEAS REGULATORY ANNOUNCEMENT -
      POWER GENERATION INCREASES 37.3% IN THE FIRST THREE QUARTERS OF 2005

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announced its power generation in the first three quarters of 2005.

Based on preliminary statistics, as of 30th September 2005, the Company's total power generation on a consolidated basis in the first three quarters of 2005 was 110.956 billion kWh, an increase of 37.3% over the same period last year. The power generation of Dezhou Power Plant, Jining Power Plant, Xindian Power Plant, Huaiyin Power Plant and Yushe Power Plant increased significantly.

The increase in power generation of the Company's power plants was mainly attributable to the following reasons:

1. Newly acquired power plants, such as Luohuang Power Plant, Yueyang Power Plant, Yingkou Power Plant, Jinggangshan Power Plant and Pingliang Power Plant have made significant contribution to the increase of the Company's power generation;

2. Stable generation capacity contributed by six newly operated generating units at Yushe Power Plant, Qinbei Power Plant and Huaiyin Power Plant;

3. As a result of rapid economic growth, power demand in the regions where the Company's power plants operated underwent continued growth, thereby providing favorable market conditions for the power generation of the Company; and

4. Safe and stable operation of gerenating units has ensured the growth in the Company's power generation.


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The power generation of each of the Company's power plants in the first three quarters of 2005 was listed below (in billion kWh):

Dalian                               6.700                  Changxing                     1.443
Fuzhou                               6.378                  Taicang                       3.061
Nantong                              6.756                  Huaiyin                       4.289
Shangan                              6.177                  Yushe                         3.851
Shanghai Shidongkou Second           6.238                  Qinbei                        5.610
Shantou Coal-fired                   3.409                  Xindian                       2.032
Shantou Oil-fired                    0.004                  Yingkou                       3.400
Dandong                              3.197                  Jinggangshan                  2.506
Nanjing                              3.208                  Yueyang                       3.266
Dezhou                               10.997                 Luohuang                      6.122
Jining                               2.512                  Pingliang                     6.026
Weihai                               3.734                  Sichuan Hydro Power           4.458
Shanghai Shidongkou First            5.582

                                                                             By Order of the Board
                                                                                  Huang Long
                                                                                   Director

As at the date of this announcement, the Board comprises:

Li Xiaopeng                                                    Qian Zhongwei
(Executive director)                                           (Independent non-executive director)
Huang Yongda                                                   Xia Donglin
(Executive director)                                           (Independent non-executive director)
Wang Xiaosong                                                  Liu Jipeng
(Non-executive director)                                       (Independent non-executive director)
Na Xizhi                                                       Wu Yusheng
(Executive director)                                           (Independent non-executive director)
Huang Long                                                     Yu Ning
(Executive director)                                           (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)

Beijing, the PRC
12th October 2005